Exhibit 99.1

PRESS RELEASE

Formula Systems Reports Fourth Quarter and Full Year Results for 2015

Or Yehuda, Israel, March 15, 2016 – Formula Systems (1985) Ltd. (NASDAQ: FORTY), a global information technology company engaged primarily, through its subsidiaries and affiliates, in providing software consulting services and computer-based business solutions and developing proprietary software products, today announced its results for the fourth quarter and full year ended December 31, 2015.

Financial Highlights for the Fourth Quarter of 2015

•	Revenues for the fourth quarter ended December 31, 2015 increased 27.1% to $205.9 million, compared to $162.0 million in the same period last year. The increase of $43.9 million in revenues for the fourth quarter resulted primarily from an increase of approximately $48.7 million due to the consolidation of the results of operations of Sapiens (which were not consolidated during 2014), offset mainly by the negative impact of the devaluation of the New Israeli Shekel, Euro and British Pound against the U.S. Dollar by 1%, 12% and 4%, respectively, amounting to $3.8 million.

•	Operating income for the fourth quarter ended December 31, 2015 increased 54.2% to $15.1 million compared to $9.8 million in the same period last year. Operating income for the fourth quarter increased by $6.4 million due to the consolidation of the results of operations of Sapiens, offset by $0.1 million due to the negative impact of the devaluation of the New Israeli Shekel and $0.9 million increase in amortization of intangible assets.

•	Net income for the fourth quarter ended December 31, 2015 was $4.3 million, or $0.29 per fully diluted share, compared to $8.8 million, or $0.60 per fully diluted share, in the same period last year. Net income for the fourth quarter showed a year over year decrease mainly due to the gain recognized in the same period last year in the amount of $4.2 million in relation to Formula’s gaining control over Sapiens and the related re-measurement of the Company's investment in Sapiens shares to fair value and increase of $0.4 million recorded in financial expenses due to the issuance of two series of debentures by Formula in September 2015.

Financial Highlights for the Year Ended December 31, 2015

•	Revenues for the year ended December 31, 2015 increased 25.5% to $798.8 million, compared to $636.4 million in 2014. The increase of $162.4 million in revenues for the year resulted primarily from an increase of approximately $185.6 million due to the consolidation of the results of operations of Sapiens, offset, in part, by $27.3 million that was included in 2014 due to the partial consolidation of Magic's results of operations in the first quarter of 2014, and which were not consolidated in 2015. Revenues for the period were also negatively impacted by the devaluation of the New Israeli Shekel, Euro and British Pound against the U.S. Dollar by 8%, 17% and 7%, respectively, amounting to $66.9 million.

•	Operating income for the year ended December 31, 2015 increased 55.6% to $54.5 million compared to $35.0 million in 2014. Operating income for the year increased by $19.8 million due to the consolidation of the results of operations of Sapiens, offset, in part, by $4.0 million that were consolidated in 2014 due to the partial consolidation of Magic’s results of operations in the first quarter of 2014. Operating income for 2015 was also negatively impacted by the devaluation of the New Israeli Shekel against the U.S. Dollar, amounting to $3.3 million.

•	Net income for the year ended December 31, 2015 was $19.3 million, or $1.31 per fully diluted share, compared to $80.8 million, or $5.59 per fully diluted share, in 2014. Net income for 2014 was positively impacted by a net gain of $67.2 million recorded in relation to Magic Software’s March 2014 public offering pursuant to which Formula's holdings in Magic were reduced below 50%, which in turn resulted in Formula's investment in Magic being accounted from March 2014 under the equity method of accounting and the related re-measurement to fair value of Formula’s investment in Magic.

•	Consolidated cash and short-term deposits and short-term and long-term investments in marketable securities totaled approximately $237.6 million as of December 31, 2015.

•	Total equity as of December 31, 2015 was $671.3 million (representing 55% of the total balance sheet).

•	As of December 31, 2015, Formula was in compliance with all of its financial covenants.

FORMULA SYSTEMS (1985) LTD.

Comparative Information Relating to Subsidiaries and Affiliates

U.S. dollars in thousands

Matrix	2010	2011	2012	2013	2014	2015
Revenues	407,052	489,426	513,181	534,792	586,618	586,582
Operating Income	31,523	33,240	34,559	38,609	37,844	39,064
Consolidated cash, short-term deposits and short-term and long-term investments in marketable securities as of December 31,	72,636	65,038	55,137	60,632	57,318	64,493
Formula's Percentage of ownership as of December 31,	50.1%	50.0%	50.1%	50.1%	50.2%	50.04%

Magic Software	2010	2011	2012	2013	2014	2015
Revenues	88,578	113,328	126,380	144,958	164,304	176,030
Operating Income	9,338	14,717	16,408	19,127	20,726	21,434
Consolidated cash, short-term deposits and short-term and long-term investments in marketable securities as of December 31,	46,542	32,122	38,634	35,988	84,430	76,684
Formula's Percentage of ownership as of December 31,	51.7%	51.1%	52.3%	51.6%	45.1%	46.40%

Sapiens	2010	2011	2012	2013	2014	2015
Revenues	52,235	69,927	113,909	135,377	157,450	185,636
Operating Income	6,711	5,624	12,045	11,883	14,906	24,350
Consolidated cash, short-term deposits and short-term and long-term investments in marketable securities as of December 31,	16,182	21,460	29,050	70,313	80,498	94,002
Formula's Percentage of ownership as of December 31,	71.6%	47.3%	56.6%	48.6%	50.2%	49.13%

Comments of Management

Commenting on the results, Guy Bernstein, CEO of Formula Systems, said, “We are very pleased to report another quarter and full year of outstanding results across our entire portfolio. Sapiens has again delivered record-breaking revenues of $185.6 million and improved its profitability by 57% to $26.5 million (on a Non-GAAP basis). Sapiens is expanding its market leadership and is on-track to continue its record of top line double-digit growth in 2016 with its award-winning products and solid cash position with no debt. Sapiens is expecting 2016 full year revenues of between $207 and $211 million and Non-GAAP operating margins in the range of 15.0%-15.5%. Matrix reported record-breaking results across all its key indicators (when measured in local currency) - revenue, gross margin, operating income and net income, and is well-positioned to accelerate its profitable growth in 2016. As Israel’s leading IT service provider for eight consecutive years, Matrix continues to broaden its offerings by focusing on high-margin services, including digital, mobile, cloud computing, BI and analytics, along with expanding its footprint in the US market exemplified by 40% year over year growth in revenues in 2015. Magic’s annual revenues reached a record-breaking result of $176 million, exceeding expectations, and its Non-GAAP operating income for the year reached a record-breaking result of $27.2 million. Magic’s software solutions and services are becoming increasingly relevant as businesses accelerate their digital transformation initiatives. Magic is continuing to invest in its products to enable customers to innovate and increase competitiveness by mobilizing and optimizing business processes and modernizing existing business-critical applications. We are very excited about 2016, in which we will establish a new fourth leg to our portfolio in the form of our recently announced acquisition, together with Israel Aerospace Industries, of TSG –the military arm of Ness Technologies, engaged in the fields of command and control systems, intelligence, homeland security and Cyber security.”

About Formula

Formula Systems (1985) Ltd. is a global information technology company principally engaged, through its subsidiaries and affiliates, in providing software consulting services, developing proprietary software products, and providing computer-based business solutions.

For more information, visit www.formulasystems.com.

Press Contact:

Formula Systems (1985) Ltd.

+972-3-5389487

ir@formula.co.il

Except for any historical information contained herein, matters discussed in this press release might include forward-looking statements that involve a number of risks and uncertainties. Regarding any financial statements, actual results might vary significantly based upon a number of factors including, but not limited to, risks in product and technology development, market acceptance of new products and continuing product conditions, both locally and abroad, release and sales of new products by strategic resellers and customers, and other risk factors detailed in Formula's most recent annual report and other filings with the Securities and Exchange Commission. These forward-looking statements are made only as of the date hereof, and the Company undertakes no obligation to update or revise the forward-looking statements, whether as a result of new information, future events or otherwise.

FORMULA SYSTEMS (1985) LTD.

CONSOLIDATED CONDENSED STATEMENTS OF INCOME

U.S. dollars in thousands (except per share data)

	Three months ended			Year ended
	December 31,			December 31,
	2015	*	2014	2015	*	2014
	Unaudited			Unaudited
Revenues	205,935		162,048	798,798		636,417
Cost of revenues	159,574		137,015	630,147		530,083

Gross profit	46,361		25,033	168,651		106,334
Research and development costs, net	2,747		-	10,235		787
Selling, general and administrative expenses	28,515		15,240	103,900		70,517
Other income (expenses), net	-		1	(2)		5

Operating income	15,099		9,794	54,514		35,035

Financial expenses, net	1,673		183	7,852		4,866

Income before taxes on income	13,426		9,611	46,662		30,169
Taxes on income	3,032		2,944	11,870		10,074

Income after taxes	10,394		6,667	34,792		20,095
Equity in gains of affiliated companies, net	377		5,427	5,973		74,590

Net income	10,771		12,094	40,765		94,685
Change in redeemable non-controlling interests	(279)		(326)	397		154
Net income attributable to non-controlling interests	6,728		3,610	21,051		13,698

Net income attributable to Formula's shareholders	4,322		8,810	19,317		80,833

Earnings per share (basic)	0.31		0.63	1.38		5.80
Earnings per share (diluted)	0.29		0.60	1.31		5.59
	.		.
Number of shares used in computing earnings per share (basic)	14,124,492		13,981,956	14,070,924		13,929,326
Number of shares used in computing earnings per share (diluted)	15,356,272		14,410,160	14,744,027		14,408,115

* Including consolidation of Insseco by Sapiens commencing December 31, 2014.

FORMULA SYSTEMS (1985) LTD.

CONSOLIDATED CONDENSED BALANCE SHEETS

U.S. dollars in thousands

	December 31,	December 31,
	2015	2014*
	(Unaudited)
ASSETS
CURRENT ASSETS:
Cash and cash equivalents	186,953	107,416
Marketable securities	19,787	15,784
Short-term deposit	11	6,454
Trade receivables	205,489	195,287
Other accounts receivable and prepaid expenses	37,717	31,297
Inventories	4,610	2,259
Total current assets	454,567	358,497

LONG-TERM INVESTMENTS:
Marketable securities	30,875	33,748
Deferred Taxes	16,986	17,901
Prepaid expenses and other accounts receivable	10,418	10,287
Total Long-Term Investments	58,279	61,936

INVESTMENTS IN AFFILIATED COMPANIES	172,351	169,143

SEVERANCE PAY FUND	60,182	65,322

PROPERTY, PLANTS AND EQUIPMENT, NET	19,805	20,126

NET INTANGIBLE ASSETS AND GOODWILL	452,848	450,100

TOTAL ASSETS	1,218,032	1,125,124

CURRENT LIABILITIES:
Liabilities to banks and others	59,069	43,190
Debentures	213	-
Trade payables	61,907	52,693
Deferred revenues	35,603	34,556
Other accounts payable	98,951	88,279
Dividend payable	4	7,876
Total current liabilities	255,747	226,594

LONG-TERM LIABILITIES:
Liabilities to banks and others	102,845	108,203
Debentures	58,284	-
Deferred taxes	29,182	32,493
Deferred revenue	4,396	4,838
Other long-term payables	11,798	8,044
Accrued severance pay	74,072	77,975
Total long-term liabilities	280,577	231,553

REDEEMABLE NON-CONTROLING INTEREST	10,414	10,313

EQUITY
Formula shareholders' equity	396,276	389,708
Non-controlling interests	275,018	266,956
Total equity	671,294	656,664

TOTAL LIABILITIES AND EQUITY	1,218,032	1,125,124

*	December 31, 2014 Balance Sheet was revised to reflect the acquisition of Insseco by Sapiens, in accordance with the pooling of interest method.

FORMULA SYSTEMS (1985) LTD.

STANDALONE FINANCIAL DATA HIGHLIGHTS

U.S. dollars in thousands

December 31,
2015
(Unaudited)

Debentures	58,497

Other financial liabilities	52,623

Formula shareholders' equity	396,276

Cash, cash equivalents and short term marketable securities	78,436

Fair market value of equity holdings in publicly traded subsidiaries	532,697